SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           BIGSTAR ENTERTAINMENT, INC.
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                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
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                         (Title of Class of Securities)


                                   089896 10 4
                       ----------------------------------
                                 (CUSIP Number)

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                                  SCHEDULE 13G

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CUSIP No. 089896 10 4
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    David S. Friedensohn
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                                  5    SOLE VOTING POWER

     NUMBER OF                         1,614,483
      SHARES                      ----------------------------------------------
    BENEFICIALLY                  6    SHARED VOTING POWER
     OWNED BY
       EACH                            0
     REPORTING                    ----------------------------------------------
      PERSON                      7    SOLE DISPOSITIVE POWER
       WITH:
                                       1,614,483
                                  ----------------------------------------------
                                  8    SHARED DISPOSITIVE POWER

                                       0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,614,483(1)
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10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    20.3%(2)
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12  TYPE OF REPORTING PERSON*

    IN
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     1  Represents 1,468,975 shares of BigStar common stock owned directly by
     Mr. Friedensohn and 145,508 shares of BigStar common stock held pursuant to the grant of stock options.

     2 Calculated on the basis of 7,797,593 shares of BigStar common stock outstanding on December 31, 2001.

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Item 1(a).     Name of Issuer:

               BigStar Entertainment, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               19 Fulton Street, 5th Floor
               New York, New York 10038

Item 2(a).     Name of Person Filing:

               David S. Friedensohn

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               19 Fulton Street, 5th Floor
               New York, New York 10038

Item 2(c).     Citizenship:  See Item 4 on Cover Page

               U.S.A.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.0001 Par Value

Item 2(e).     CUSIP Number:

               089896 10 4

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership:

    (a)        Amount Beneficiary Owned: 1,614,483(3) shares.

    (b)        Percent of Class:    20.3%(4)
                                    -----
------------------------------------
     3 Represents 1,468,975 shares of BigStar common stock owned directly by Mr. Friedensohn and 145,508 shares of BigStar common stock held pursuant to the grant of stock options.

     4 Calculated on the basis of 7,797,593 shares of BigStar common stock outstanding on December 31, 2001.

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    (c)        Number of shares as to which such person has:

               (i)    sole power to vote or to direct to vote          1,614,483
                                                                       ---------

               (ii)   shared power to vote or to direct the vote               0
                                                                       ---------

               (iii)  sole power to dispose or to direct the
                      disposition of                                   1,614,483
                                                                       ---------

               (iv)   shared power to dispose or to direct
                      disposition of                                           0
                                                                       ---------

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2002.                  /s/ DAVID S. FRIEDENSOHN
                                            ------------------------------------
                                            David S. Friedensohn